

October 15, 2021

SSR MINING ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

DENVER – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining" or "the Company") announced today that Beverlee F. Park and Elizabeth A. Wademan have resigned from the Company's Board of Directors. Park and Wademan were directors of SSR Mining prior to the merger with Alacer Gold and continued as Directors following the completion of the merger.

Mike Anglin, Chairman of the Board, said, "I would like to thank Beverlee and Elizabeth for their years of service on the Board and particularly for their respective roles in the integration of the merger with Alacer Gold. We wish them the best in their future endeavors."

Following the resignations, SSR Mining's Board of Directors will be comprised of eight Directors. SSR Mining will continue to evaluate the composition and size of the Board as we advance our growth strategy for the Company.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (416) 306-5789

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